UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

Hawkins, Inc.
(Name of Issuer)
Common Stock, Par Value $.05 per share
(Title of Class of Securities)
420261109
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
    ☒ Rule 13d-1(b)
    ☐ Rule 13d-1(c)
    ☐ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420261109	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only).

Hawkins, Inc. Employee Stock Ownership Plan and Trust (Tax ID: 41-0771293)
Hawkins, Inc. Employee Stock Ownership Plan for Certain Collectively Bargained Employees and Trust (Tax ID: 41-0771293)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 617,801.25
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 617,801.25
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,801.25
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON EP

Item 1.    (a)    Name of Issuer:
Hawkins, Inc.

(b)    Address of Issuer’s Principal Executive Offices:
2381 Rosegate
Roseville, MN 55113

Item 2.    (a)    Name of Person Filing: 1
Hawkins, Inc. Employee Stock Ownership Plan and Trust
Hawkins, Inc. Employee Stock Ownership Plan for Certain Collectively Bargained Employees and Trust

(b)    Address of Principal Business Office or, if none, Residence:
c/o Hawkins, Inc.
2381 Rosegate
Roseville, MN 55113

(c)    Citizenship:
Minnesota

(d)    Title of Class of Securities:
Common Stock, Par Value $.05 per share

(e)    CUSIP Number:
420261109

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ☐    Broker or dealer registered under section 15 of the Act;
(b)    ☐    Bank as defined in section 3(a)(6) of the Act;
(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act;
(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940;
(e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)    ☒    An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);
(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act;

(j)    ☐    A non-U.S. institution in accordance with § 240.13d‑1(b)(1)(ii)(J);

1 The Trustee of the Hawkins, Inc. Employee Stock Ownership Plan and Trust and the Hawkins, Inc. Employee Stock Ownership Plan for Certain Collectively Bargained Employees and Trust (together, the “ESOP”) is BMO Harris Bank N.A. The ESOP allows plan participants to direct voting of shares allocated to their plan accounts, and all shares held by the ESOP and reported on this Schedule are allocated to plan participant accounts. Under the applicable trust agreement, the Trustee is to vote shares with respect to which no voting instructions are received from plan participants in proportion to the shares voted by plan participants who do submit voting instructions. As a result, the Trustee may theoretically be deemed to share, at least temporarily, voting power as to all shares reported on this Schedule. The Trustee also has limited dispositive power with respect to all shares reported on this Schedule, reflecting a requirement that the assets of the ESOP must primarily consist of shares of the Issuer’s stock. The Trustee disclaims beneficial ownership of the shares attributed to it in its capacity as Trustee of the ESOP.

(k)    ☐    Group, in accordance with § 240.13d‑1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.    Ownership
(a)    Amount beneficially owned: 617,801.25
(b)    Percent of class: 5.8%.
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote 0.
(ii)    Shared power to vote or to direct the vote 617,801.25.
(iii)    Sole power to dispose or to direct the disposition of 0.
(iv)    Shared power to dispose or to direct the disposition of 617,801.25.
Item 5.    Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
The plan participants and beneficiaries of the ESOP have the right to receive dividends from and the proceeds from the sale of the shares reported on this Schedule. No person has such a right with respect to more than 5% of the Issuer’s outstanding common stock.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.    Identification and Classification of Members of the Group
Not Applicable
Item 9.    Notice of Dissolution of Group
Not Applicable

Item 10.    Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021    HAWKINS, INC. EMPLOYEE STOCK OWNERSHIP TRUST

By:    HAWKINS, INC., AS ADMINISTRATOR

By     /s/ Richard G. Erstad
Richard G. Erstad
Vice President, General Counsel and Secretary